"Exemption No. 82-1357"

Continental Aktiengesellschaft

Press Release

Maybach is driving with high-end chassis technology from Continental Automotive Systems

As system partner to DaimlerChrysler, Continental also supplies tires and electronics for greater comfort and safety

Hanover/Frankfurt, October 21, 2002. With the Maybach, DaimlerChrysler is targeting an exclusive group of discerning customers who expect no less of their automobiles than the ingenious designer Wilhelm Maybach himself did 100 years ago: they must be the best in the world. Continental makes a valuable contribution to achieving that aim through its involvement in the joint development and supply of key vehicle components. That includes the intelligent air-sprung chassis "Airmatic DC" with electronic spring and damper control, as well as the Distronic autonomous cruise control system. Continental also supplies summer and winter tires geared to the supreme ride quality that the Maybach offers; a run-flat system in case of a puncture; and a whole host of electronic solutions designed to generate maximum comfort and active safety.

To endow the Maybach with optimum ride quality irrespective of road conditions, DaimlerChrysler opted for a chassis with semi-active air suspension and adaptive shock absorbers. In the course of the last few years, the technology required had been developed to production readiness by Continental Automotive Systems (CAS).

For the Maybach, this intelligent chassis which automatically adapts the spring and shock-absorber characteristics to the vehicle's dynamic situation was refined even further in the interests of supreme ride quality. The system can also be switched between different program settings at the touch of a button.

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Along with the Airmatic DC system, CAS also developed (and supplies) the Distronic autonomous cruise control system, which uses a radar sensor to keep the car at a safe distance from the vehicle in front by means of autonomous braking and acceleration. Hoses and lines for the brakes, steering and turbo-charger, as well as damper and suspension mountings are also supplied by Continental, as are many electronic components for various comfort and safety functions. These include electric seat adjustment, with the rear seats reclining to a supine position; electric automatic closers for the doors and hood; and the electronic entry function, Keyless Go.

The tires supplied by Continental for this new flagship limousine are also geared to peak performance. The standard fitting is a ContiPremiumContact, size 275/50 R19, while for winter motoring, Continental supplies the ContiWinter-Contact TS 790. To ensure that the Maybach remains mobile in the event of a puncture, without having to carry a spare wheel, the wheels can be fitted with the ContiSupportRing (CSR) as an option. This new run-flat system is based on an internal steel ring mounted on the rim to support the tire after a loss of air pressure and help the Maybach reach the nearest repair workshop.

Continental Automotive Systems (CAS) is a leading manufacturer of brake and chassis systems and electronics for the global automotive industry. With its 18,480 employees, in 2001 the company posted sales of almost 4 billion euros. CAS is part of Continental AG, Hannover, Germany.

Continental AG, Hanover, is a leading supplier of brake systems, chassis components, automotive electronics, tires and technical elastomers. In 2001, the company's approximately 65,000 employees accounted for sales of 11.2 billion euros.

Dirk Nebelung
Head of Communications CAS
Tel.: +49 (0) 69/ 7603-6000
Fax: +49 (0) 69/ 7603-3945
E-Mail: Dirk.Nebelung@contiteves.com

Markus Burgdorf
Head of Public Relations Tires
Tel.: +49-511-938-2768
Fax: +49-511-938-2455
E-Mail: presseabteilung@conti.de

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